Xumanii International Holdings Corp.
9550 South Eastern Ave. Suite 253-A86
Las Vegas, Nevada 89123

February 25, 2014

Ms. Ransom
Securities and Exchange Commission
Washington, DC 20049

Re:	Xumanii International Holdings Corp. Preliminary Information Statement on Schedule 14C Filed December 16, 2013 File No. 333-169280

Dear Ms. Ransom:

We have reviewed your written response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.
We note your response to comment 1 in our letter dated January 27, 2014 and your indication that you are “selling several products” and “have more than 10 employees and contractors who are being paid for development and marketing of these products.” However, the disclosure in your quarterly report on Form 10-Q for the period ended October 31, 2013 does not support those statements and suggests no or nominal operations, no revenues, no assets other than cash and cash equivalents.  As a result, we remain unconvinced that you are not a shell company without additional analysis from you.  Accordingly, please provide us with additional analysis to refute such status, consistent with the definition of “shell company” contained in Rule 12b-2 or revise your future periodic reports to acknowledge your shell company status.

Attached are the following documents that reflect the status of the company’s operations. Some of this was reflected in the October 31, 2013 10-Q, some of it in the press releases before and after that date, and more in the January 31, 2014 10-Q:

a)
U-Play tablet order January, 2014 $23,000. we have ordered and received several hundred units and are only waiting on packaging before putting the tablets up for sale on our website and on Amazon. This was delayed due to Chinese New Year (manufacturers close for 2-4 weeks).

b)	U-Play tablet order February, 2014
c)	Tablet specifications
d)	Press release regarding TVG acquisition. Customers can use this technology now in order to develop their own channels and we will charge customers based on the work required on a case by case basis.
e)
Press release regarding Giddyup acquisition. This app had approximately 16,000 users "before" we acquired it and is still in use and being developed further. It will generate revenue through advertising.

f)	Press release regarding File sharing business. Customers have been able to sign up for free and paid plans since launch.
g)	Press release regarding Patent acquisition. We have actively contacting potential licensees in order to generate revenue from this asset.
h)	Copy of patent 7,737,848
i)	Press release regarding Tablets
j)	Review of Tablets
k)	File sharing customer signup screen from Imerjn website
l)	Imerjn Income statement 10/1/13-2/24/14 showing expenses paid to employees/contractors, marketing, travel, cost of sales etc.

Adam Radly
Xumanii International Holdings Corp.
February 24, 2014

Adam Radly
Xumanii International Holdings Corp.
February 24, 2014

2.
We note that you have responded to our previously issued comments 2 and 3 in our letter dated January 8, 2013 by including in your correspondence a revised draft Schedule 14C information statement.  In this regard, we note that the cover page identifies three actions that have been approved by stockholders without a meeting but on page 2 you list four actions. Please revise to be consistent. Please also file your revised Schedule 14C information statement on EDGAR as a “PRER14C.”

We have publically filed the amended 14C.

3.
With respect to the second action you describe in your draft information statement, please clarify whether this action will result in an amendment to your articles of incorporation to change your name to “Imerjn.” Your parenthetical indication that the name Imerjn “will only be a DBA” suggests that you may not be planning to amend your articles of incorporation.  Please also revise your information statement to explain the reasons for the change of name, consistent with Item 19 of Schedule 14A.

At this time we are not changing the articles. The DBA name is better suited to our marketing plan/brand and occurred in conjunction with the management change that occurred on October 1, 2013.

4.
With respect to the third action you describe in your draft information statement, please elaborate to explain exactly what action will be taken as your description is insufficient. You indicate that “[t]his information notice services as the annual meeting in absentia.”

If the majority of shareholders have taken actions that would normally have been taken at an annual meeting, such as the election of directors, please revise your draft information statement to state as much, clarify exactly what “actions” were approved in lieu of an annual meeting and provide all required disclosure, consistent with Items 7-8 of Schedule 14A.

We have not had an election of directors. We have modified this wording.

5.
We note your response to comment 2 in our letter dated January 27, 2014.  We also note the fourth action you describe in your draft information statement which discusses the “purchase or sale of any business unit.”  This action, without additional explanation or disclosure, is unclear to us considering this is the only reference to such action in your draft information statement.  If you are referring to a specific purchase or sale, please revise your information statement to comply with Items 11, 13 and 14 of Schedule 14A and elaborate upon the specific purchase or sale for which you have received shareholder approval.  Alternatively, please remove this reference.

We have removed this reference.

6.
With respect to the action as described under “The Authorized Share Increase of Common Stock” in your draft information statement, we note your statement that “[t]he company does not have specific plans in the short term to issue a large amount of shares other than a potential equity line, as described below.” Please remove or clarify your references to “the short term” and “large amount” so that this statement is free of qualifiers.

We have no specific plans for share issuances at this time. Any issuances would be for value received (ie acquisition etc).

7.
With respect to the discussion of a potential equity line as described in your draft information statement, please elaborate upon your disclosure to explain how an equity line usually works and the likely terms of the equity line, so that readers can appreciate the impact of such a transaction.  In this regard, please discuss the likely dilutive effect of such a transaction.

We see no such reference to an equity line in the preliminary proxy. "If" we setup any equity lines it will be done via an S1 registration statement  according to SEC regulations and the impact of the equity line will be adequately described in the S1.

Adam Radly
Xumanii International Holdings Corp.
February 24, 2014

8.
With respect to the discussion that appears under “Material Effects of the Authorized Share Increase” in your draft information statement, please revise to state that your common stock is currently registered under Section 12(g), as opposed to Section 12(b).

We have made this modification

9.	You indicate that the text of the Certificate of Amendment to your Certificate of Incorporation has been attached as Appendix A, however, no such attachment exists. Please revise.

We have added this exhibit

We acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the
  Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

You may contact Bob Bates, CPA 415-264-0984 bob@imerjn.com with any questions.

Sincerely,

Adam Radly
President

uPlay Tablet, LLC
3350 Scott Blvd, Suite 4602
Santa Clara, CA 95054-3121

Invoice No. 1151401

INVOICE

Customer

Name	Adam Radly, Imerjn
Address	13428 Maxella Avenue, #570
City	Marina Del Rey State CA P code 90292
Phone	

Misc

Date	1/15/14
Order No.	
Rep	
FOB	Shenzhen, China

Qty	Description	Unit Price	TOTAL
100	uPlay tablet customized 9.7" quad-core Q97sc 8GB	$ 139.87	$ 13,987.00
100	uPlay tablet customized 7" dual-core Q88 4GB	$ 58.76	$ 5,876.00
100	uPlay tablet Q97sc case	$ 4.95	$ 495.00
100	uPlay tablet Q88 case	$ 3.85	$ 385.00
1	Q97sc boot image and wall paper customization	$ 99.99	$ 99.99
1	Q97sc pre-installed app customization	$ 99.99	$ 99.99
1	Q88 boot image and wall paper customization	$ 99.99	$ 99.99
1	Q88 pre-installed app customization	$ 99.99	$ 99.99
2	uPlay tablet white label smart watch S5 sample	$ 189.99	$ 379.98
		SubTotal	$ 21,522.94
		Shipping	$ 1,476.28
		Tax Rate(s)	
		TOTAL	$ 22,999.22

Payment Other

Comments Bank wire transfer
Name
CC #
Expires

Office Use Only

1. All price is Shenzhen POB price in USD
2. Payment terms: 100% due at the invoice

Confidential information uPlay Tablet, LLC

7” Tablet: BACK

Elegant, simple, powerful...
and just a little attitude.

Technology so intelligent you don't even know it's there.

Our tablets rock. Not just because we created them and not just because they’re packed with a bunch of cool stuff, it’s because they were designed for YOU.

Every app, every gig of power, every design element was put in place with YOU in mind. Our designers don’t design for design’s sake, our developers don’t engineer to stroke their own ego.

We’re not that company trying to develop a product that appeals to everyone. Our products are designed, developed and produced for one very specific person... YOU.

Imerjn Acquires Get TVG

LAS VEGAS, Feb. 24, 2014 (GLOBE NEWSWIRE) -- Xumanii (DBA Imerjn) (OTCQB:XUII), announced that it has acquired Get TVG (www.gettvg.com), a service that allows anyone to create their own online television channel.

The service allows people to establish their own conventional television channel online. Users can upload their video to a site they control and sequence the video to play in any order over any time period and thereby allowing the end audience to "tune in" to watch in the same way they do with regular television.

There are two critical advantages to being able to run a channel a site controlled by the channel owner as opposed to using YouTube.

Firstly, the channel owner will have total control over what the audience sees so they will not be distracted by YouTube ads in the video, YouTube ads next to the video, other random videos, YouTube's recommended video at the conclusion of a video, etc.

Secondly, the channel owner can use the space around the viewing area to do anything they choose such as generate their own advertising revenue or selling products and services that relate to the content of the video running on the channel.

The company believes that this solution will appeal to almost all people that have a public following of any significance such as bands, actors, authors, television personalities, reality TV stars. The solution will also appeal to businesses that want to raise their profile such as bars, restaurants, professional firms, etc.

Imerjn CEO, Adam Radly, said, "This service will appeal to any individual, business or entertainer that has a following and has video content." Mr. Radly also commented on the state of the online and traditional television industries saying, "Traditional television is about to be subjected to the same acid bath that washed over the newspaper and magazine industries ten years ago. Instead of selecting television channels from broadcast and cable TV, people will select channels from all available channels including online channels. This means that traditional television channels will have to compete with an infinite number of online competitors that offer far more targeted and fragmented content. The inevitable result will be the same as we saw in the newspaper industry. The market share of the traditional players will inevitably fall significantly. Mr. Radly also said, "The first thing we will do is update the website and its features then start promoting it to people that want to setup their own channel."

Research from the New York Times presented at an Oct. 10 "audience monetization" summit shows that as many as one-third of "millennials" (people born between the early 1980s and early 2000s) watch no broadcast TV whatsoever. Instead, the research shows that these people "mostly" watch video online.

LAS VEGAS, Jan. 21, 2014 (GLOBE NEWSWIRE) -- Xumanii (DBA Imerjn) (OTCQB:XUII), announced that it has acquired the popular GiddyUp app. The acquisition of the app is complete and not subject to any additional closing conditions or financing.

The app allows users to coordinate and plan "meet ups" and events with friends in real time. The app has received 10,000+ downloads, 120,000 unique sessions and over 50,000 event invitations sent. This is a brief video that explains how it works. The app includes the following features: SMS invitations, built-in group chat, RSVP functionality, Google Maps for location, ability to make events private or public which allows invitees to share event, social media integration (Twitter/Facebook) and unique mobile landing pages for each event.

The app has been featured in Mashable, the L.A. times, Tech Cocktail, Urban Daddy among other publications. "Genius Idea: GiddyUp lets party planners skip long emails and bypass lengthy event invites on social networks" - Mashable. "This is essentially the bigger, stronger, less obnoxious-er version of sending an Evite or starting an email string to make plans." - Urban Daddy. "It's liberating to skip the back-and-forth email chain when planning a lunch or a party....I can't stop using it." - LA Times

Imerjn CEO, Adam Radly, said, "This is a very social app. Nothing is more social than meeting with people and we're confident that our users will love how easy it to arrange and manage meet ups on the fly with this app." Mr. Radly also said, "The original developers raised capital from a venture capital round then couldn't secure additional funding so the app hasn't been updated for a while and has some bugs. We will fix them and relaunch the app under own brand."

The market for apps is large and growing. According to research released by Gartner in September 2013, current trends in smartphone adoption will drive 102 billion app store downloads this year. 90 percent of them will be from Apple's App Store and Google Play. This will lead to global app revenues of $26 billion in 2013. By 2017, Gartner projects that there will be 268 billion downloads annually, amounting to $77 billion in revenue. Downloads will grow 2.6 times in the next four years, while revenues are increasing 2.9-fold.

Imerjn recently announced that it launched its Cloud service that will provide file sharing solutions as well as its entry into the tablet computer market with an Imerjn branded tablet and also announced the acquisition of a patent relating to technology that enables mobile transaction processing. The Company will provide more detail about the release dates of the tablet before the end of January, 2014.

Imerjn CEO, Adam Radly, said, "This app will be preloaded onto our tablets after we have completed the redesign and relaunch under our own brand. We are working on developing and acquiring several other apps that will appeal to our users. We will provide more information about other apps in the near future."

Imerjn Launches File Sharing and Cloud Storage Service

LAS VEGAS, Jan. 16, 2014 (GLOBE NEWSWIRE) -- Xumanii (DBA Imerjn) (OTCQB:XUII), announced that it has launched its file sharing service. The service will be accessible directly from the Imerjn website www.imerjn.com.

Imerjn CEO, Adam Radly, said, "We will be developing several proprietary apps that will preload onto our tablet computers in addition to partnering with providers of third party apps. File sharing is a fundamental app that will likely be used by almost all of our users in conjunction with all other Imerjn products and apps."

Cloud storage is popular but not yet ubiquitous - roughly 55 percent of "connected Americans" have never used a cloud-storage service (according to research conducted by Strategy Analytics). "On the one hand, everyone knows what cloud storage is and they know that they need it, but, on the other hand, approximately half of the country has never used it. This means that there is a definite opportunity and our timing is good," said Mr. Radly. The research also found that "usage of cloud storage is heavily skewed towards younger people, in particular 20-24 year olds." Approximately 90% of the "connected Americans" used their cloud-storage service to upload music files. "The cloud's role in the race to win over consumers' digital media libraries has evolved from a value added service for digital content purchases to a feature-rich and increasingly device agnostic digital locker for music and movies," Ed Barton, Strategy Analytics' Director of Digital Media, wrote in a statement.

Imerjn recently announced its entry into the tablet computer market with an Imerjn branded tablet and also announced the acquisition of an issued patent relating to technology that enables mobile transaction processing. The Company will provide more detail about the release dates of the tablet before the end of January, 2014.

Imerjn CEO, Adam Radly, said, "The establishment of the file sharing service is the first of several apps that are at various stages of development and is part of our overall strategy to build an integrated mobile technology company. We need to bring several elements together in order to optimize our mobile strategy and we are making progress. We will provide more information about other apps in the near future.

What Does Imerjn Offer

The new cloud storage has features that will appeal to most users. Their features include:

•	Access data such as files, folders, contacts, photos, and calendars anywhere
•	No download of application required to access your data
•	Share documents, photos, and calendars with only the people you want
•	Easily interact with your documents via Imerjn’s API
•	Sort and create tasks
•	Search documents with ease.
•	View ODF documents including .odt, .odp, and .ods.
•	Undelete files you may have deleted on accident
•	Sync your storage and multiple devices in a matter of seconds

The interface is easy to use and intuitive. The design is being labeled as the “not boring cloud” option for your mobile devices and PC.

Imerjn offers several different options for those who are interested in using their new cloud storage. Free users get 5GB of storage space. For those who want more storage space starts at just $7.99 per month for 100 GB of storage. Business professionals can take advantage of 200GB of storage for $15.99 per month or 500 GB of storage for $39.99 per month.

How Does the Cloud Fit into the Tablet Game?

Adam Radly said in a press release that,” The establishment of the file sharing service is the first of several apps that are at various stages of development and is part of our overall strategy to build an integrated mobile technology company. We need to bring several elements together in order to optimize our mobile strategy and we are making progress. We will provide more information about other apps in the near future.”

Imerjn is a development stage company that develops and sells mobile software. Their new tablet, which will be for sell in January 2014, is their first offering with the new cloud app installed.

  previousnext

Imerjn Acquires Patent for Mobile Transaction Processing

LAS VEGAS, Dec. 9, 2013 (GLOBE NEWSWIRE) -- Xumanii (DBA Imerjn) (OTCQB:XUII), announced that it has acquired a patent that enables standards independent transaction processing. The company believes that the patent will primarily be applied to transaction processing in mobile devices but the patented technology is not limited to mobile transactions.

Imerjn has acquired US Patent 7,737,848. The patent title is "Method and middleware for standards agnostic transaction processing". The patent relates to the invention of a methodology that enables standards agnostic transaction processing. The Company believes that the invention will be useful for mobile communications companies, mobile device manufacturers and software companies that provide transaction processing solutions.

Imerjn CEO, Adam Radly, said, "This is a significant milestone in our Company's development. The acquisition of this patent gives us the opportunity to become part of the foundation of the mobile transactions processing industry. As the number of devices that need to talk to each other increases there will be increasing demand for standards agnostic transaction processing."

The patent portfolio covers a middleware that can receive information from multiple input devices using different communication protocols, convert this information into a standard scheme, process it using a set of user-defined codes, and output the information to any output device. The middleware system has potential uses in multiple fields including cellular technology, Bluetooth communication, signal processing, RF communication and many others. The primary advantage of the patented technology is that being standards agnostic does not significantly affect its processing speed or cost.

The technology protected by this patent portfolio can be practically applied to almost every signaling scheme available today. These schemes may include RF signaling (cellular signals, NFC RF signals, Bluetooth signals, RFID tag scanning); visual sensing (e.g.bar-code scanning and infrared signaling) and magnetic sensing (e.g. magnetic strips and smartcards).

One of the potential applications of this technology is the developing "Internet of Things" where  it is expected that every object will become identifiable and capable of communicating information. Governance, standardization and interoperability, however, have to be taken into account to visualize such a system and this patented technology can be of great utility in solving these issues.

The Company plans to attempt to license the technology to participants in the mobile transaction industry. In the event that these participants choose not to license our technology and we have reason to believe that they are infringing on our patent we will consider litigation on a case by case basis.

Potential licensees include: Microsoft, Apple, IBM, LG, Nokia, Wells Fargo, Huawei, Verizon, HTC, T-Mobile, Motorola, NEC, JP Morgan Chase, Samsung, Sony Ericsson, British Telecommunication, Toshiba, Sprint, Walmart, AT&T, MasterCard, American Express, Google, Intel, PayPal, Texas Instruments, Visa, Qualcomm.

The patented technology will be useful in applications that use Near Field Communication (NFC) such as social networking via file sharing, mobile gaming or electronic money transfer.  NFC also supports ecommerce with enhanced transaction speed and accuracy. Juniper research predicts that 1 in 5 smartphones worldwide will be NFC enabled by 2014 and that global NFC retail transaction values are expected to reach $110 billion in 2017.

United States Patent	7,737,848
Bradley	June 15, 2010

Method and middleware for standards agnostic transaction processing

Abstract

A method and middleware is provided for information processing includes an input thread module (210), a ware thread module (220) and an output thread module (230). The input thread module (210) selects input thread messages from first data (520), the first data derived from information received by an input device (110) coupled to the input thread module (210). The ware thread module (220) is coupled to the input thread module (210) and generates ware thread messages corresponding to the input thread messages in response to the input thread messages to generate second data (620) and data processes the ware thread messages independently from one another (630). And the output thread module (230) is coupled to the ware thread module (220) and generates output thread messages from and in response to the second data (720) and provides the output thread messages independently from one another for writing to one or more output devices in accordance with the second data (730).

Inventors:	Bradley; Gerald W. (Longwood, FL)
Assignee:	RFIdeaWorks Corporation (Haymarket, VA)
Family ID:	39359277
Appl. No.:	11/580,749
Filed:	October 14, 2006

Prior Publication Data

Document Identifier	Publication Date
US 20080106417 A1	May 8, 2008

Current U.S. Class:	340/572.1 ; 340/10.1; 340/573.1
Current CPC Class:	G06Q 10/087 (20130101)
Current International Class:	G08B 13/14 (20060101)
Field of Search:	;340/572.1-572.9,10.1,10.41,573.1 ;709/204,206,207

References Cited [Referenced By]

U.S. Patent Documents

6172596	January 2001	Cesar et al.
6480100	November 2002	Frieden et al.
6617962	September 2003	Horwitz et al.
6681990	January 2004	Vogler et al.
6792448	September 2004	Smith
6941184	September 2005	Ebert
7061384	June 2006	Fujimoto
7076527	July 2006	Bellegarda et al.
7097099	August 2006	Hepworth et al.
7103556	September 2006	Del Rey et al.
7116212	October 2006	Horwitz et al.
7370358	May 2008	Ghanea-Hercock
7412491	August 2008	Gusler et al.

Primary Examiner: Previl; Daniel
Attorney, Agent or Firm:Baker Donelson Bearman Caldwell & Berkowitz, PC

Claims

What is claimed is:

1. A method for thread-based radio frequency identification (RFID) tag processing of customer defined transactions, the method comprising the steps of: obtaining RFID tag information; fetching an input message from a free list message pool of input messages comprising a predetermined number of input messages; placing data in the input message in response to the RFID tag information; and providing the input message as a transaction corresponding to one or more of a plurality of RFID tag coding schemes on an input thread in accordance with customer data structure definitions for processing simultaneously with yet independently from other input threads.

2. The method in accordance with claim 1 wherein the step of placing the data in the input message comprises the step of placing the data in the input message in response to the RFID tag information and other inputted data.

3. The method in accordance with claim 1 further comprising the step of creating the free list message pool including the predetermined number of input messages, wherein the step of fetching the input message comprises the step of assigning an unused one of the predetermined number of input messages as the input message, and wherein the step of placing the data in the input message comprises the step of placing the data in the input message in response to the RFID tag information by selecting first data from the RFID tag information.

4. The method in accordance with claim 1 further comprising the step of inputting the customer data structure definitions, wherein the RFID tag information comprises a plurality of fields and wherein the step of placing the data in the input message comprises the step of placing the data in the input message in response to the RFID tag information and in accordance with the customer data structure definitions by utilizing the customer data structure definitions to specify which of the plurality of fields to extract from the RFID tag information for placing the data in the input message.

5. The method in accordance with claim 1 further comprising the steps of: generating a ware thread corresponding to the input thread in response to the input message; and processing the ware thread independently from yet simultaneously with other ware threads and in accordance with the customer data structure definitions.

6. The method in accordance with claim 5 wherein the step of processing the ware thread includes one or more of the steps of data capture, database update, standard selection, data normalization, and transaction creation.

7. The method in accordance with claim 5 wherein the step of processing the ware thread comprises the step of data processing the ware thread to generate second data, and wherein the method further comprises the steps of: generating one or more output threads in response to the second data; and providing the one or more output threads independently from one another for writing to one or more output devices.

8. The method in accordance with claim 7 wherein the step of providing the one or more output threads for writing to the one or more output devices comprises the step of providing the one or more output threads independently from one another for writing at least portions of the second data to one or more databases in accordance with the one or more output threads.

9. The method in accordance with claim 7 wherein the steps of providing the input message on an input thread, data processing the ware thread and providing the one or more output threads are all performed independent of one another.

10. A system for thread based radio frequency identification (RFID) tag processing of customer defined transactions comprising: one or more RFID input devices for reading RFID tags and generating tag information in response to the RFID tags; an RFID tag processor comprising: an executive control module for creating a free list message pool including a plurality of messages; an input thread module coupled to the executive control module and fetching unused ones of the plurality of messages as an input message for providing as a transaction on an input thread, wherein data is placed in the input message in response to the tag information obtained by the one or more input devices coupled to the RFID tag processor by being placed in the input message in accordance with first data from the tag information; and a ware thread module coupled to the input thread module and receiving the input thread for subsequent processing as a ware thread, the ware thread processed by the ware thread module simultaneously with yet independently from other ware threads.

11. The system in accordance with claim 10, wherein the RFID tag processor further comprises a customer module storing customer data structure definitions and coupled to the input thread module, the customer data structure definitions specifying which of a plurality of fields to extract the first data from the tag information for placing in an input message, and wherein the input thread module processes the input message as a transaction on the input thread in response to the customer data structure definitions.

12. The system in accordance with claim 11 wherein the customer data structure definitions further define processing of one or more of the plurality of fields of the tag information, and wherein the ware thread module is coupled to the customer module and the input thread module for processing the ware thread independently from other ware threads and in response to the customer data structure definitions to generate second data.

13. The system in accordance with claim 12 further comprising an output thread module coupled to the ware thread module and the customer module and defining one or more output threads from and in response to the second data and providing the one or more output threads independently from one another for writing to one or more output devices in accordance with the customer data structure definitions.

14. The system in accordance with claim 13 wherein the output thread module provides the one or more output threads independently from one another for writing at least a portion of the second data to one or more databases in accordance with the one or more output threads and the customer data structure definitions.

15. The system in accordance with claim 13 wherein the input thread module, the ware thread module and the output thread module operate independently from one another and the plurality of messages of the free list message pool determines the number of input threads, ware threads and output threads that can be processed simultaneously.

16. A system for information processing of predetermined sensible information, the system comprising: an input device sensing the predetermined sensible information and generating electrical signals in response thereto, wherein the input device is a device selected from the group of (a) devices which sense visually presented information and generate electrical signals in response thereto, (b) devices which sense information received as radio frequency signals and generate electrical signals in response thereto; and (c) devices which sense magnetically presented information and generate electrical signals in response thereto; and a ware processor coupled to the input device to receive the electrical signals as first data, the ware processor comprising: an executive control module of the ware processor for creating a free list message pool including a predetermined number of messages; an input thread module of the ware processor coupled to the executive program module and the input device for generating input threads in response to the first data, wherein the input thread module obtains unused ones of the predetermined number of messages as input messages for processing as transactions on the input threads, the input messages generated in response to the input threads; a ware thread module of the ware processor coupled to the input thread module and generating ware threads in response to the input threads and data processing the ware threads independently from one another to generate second data; and an output thread module of the ware processor coupled to the ware thread module and generating output threads from and in response to the second data and providing the output threads independently from one another for writing to one or more output devices in accordance with the second data, wherein the input thread module, the ware thread module and the output thread module operate within the ware processor independently from one another, and wherein the predetermined number of messages determine the number of input threads, ware threads and output threads that can be processed simultaneously by the ware processor.

17. The system in accordance with claim 16 further comprising a customer module storing customer data structure definitions and coupled to the input thread module, the ware thread module and the output thread module, the input thread module placing the first data in input messages and processing the input messages as transactions on the input threads in response to the customer data structure definitions, the ware thread module processing the ware threads in response to the customer data structure definitions, and the output thread module outputting the output threads in accordance with the customer data structure definitions.

Description

FIELD OF THE INVENTION

The present invention generally relates to software middleware, and more particularly relates to universally operable software middleware for accepting transactions from any source input device and providing processing paths therefrom to a transaction database or other output device.

BACKGROUND OF THE INVENTION

Conventionally, data and information is provided for processing in one of a number of standardized formats. For example, industries develop standardized formats for use within the industry, such as data formats for inventorying material. One such technology utilizes radio frequency tags affixed to inventoried material, devices, animals or other items, and is commonly referred to as Radio Frequency IDentification (RFID) technology.

RFID technology utilizes RFID tags, which are electronic memory devices to which data representing information may be written to and/or read from by an RFID interrogator. The tag may be affixed to or otherwise associated with a particular tagged component, including an item, animal, assembly, device, or product, to store information on the tag relating to that tagged component. The RFID tag may include a memory chip and a radio signal receiving and transmitting device, both encapsulated together and forming a transponder. The transponder may be housed within a plastic or otherwise protective housing and is affixed to the tagged component.

RFID tags have data stored thereon in a standardized data format wherein the format and content of such data is structured in accordance with the standardized data format. The standardized data format is typically common to a particular industry or group. Thus, RFID tags for use within such group or industry utilize a standardized tag data format, common to all users within that group, including storage on the tag for only pre-determined data fields, each having a pre-set field size and location. There are many such standardized formats and each requires a RFID tag interrogator programmed to encode and decode such standardized format in order to communicate with the RFID tags.

The RFID interrogator communicates with the RFID tags and includes a radio signal sending and receiving device and a recorder for storing transmitted data. The RFID interrogator may also include a processor for reformatting or otherwise processing the transmitted data. The RFID interrogator may be a single component, such as a hand-held transceiver device, or may include multiple components, including, for example, a computer or other storage and/or processing component to handle data storage, processing, and transmission between the transceiver and the processor.

Such practices work well in certain industries, wherein the standardized format may successfully accommodate the data formatting needs for that particular industry, however, such formats are not applicable to other industries or groups. Therefore, such systems, such as RFID systems, are inefficient or impose undesirable limitations in an industry where no particular standardized data format may serve all data storage and retrieval needs for a particular industry. In addition, such systems are not usable across different groups or industries where different information may be presented in accordance with various standards.

Thus, what is needed is a method and apparatus for accepting and processing standardized data, such as RFID tag data, regardless of the format thereof. Furthermore, other desirable features and characteristics of the present invention will become apparent from the subsequent detailed description of the invention and the appended claims, taken in conjunction with the accompanying drawings and this background of the invention.

SUMMARY OF THE INVENTION

In accordance with one aspect of the present invention an apparatus for information processing includes an input thread module, a ware thread module and an output thread module wherein each module utilizes a plurality of threads for processing messages thereon. The input thread module selects input thread messages of first data, the first data derived from information received by an input device coupled to the input thread module. The ware thread module is coupled to the input thread module and generates messages on one or more ware threads corresponding to the first data in response to the input thread messages and processes the ware threads independently from one another to generate second data. And the output thread module is coupled to the ware thread module and generates messages on one or more output threads from and in response to the second data and provides the output threads independently from one another for writing to one or more output devices in accordance with the second data.

In accordance with another aspect of the invention, a method for radio frequency identification (RFID) tag processing includes the steps of selecting input thread messages from tag information in accordance with customer data structure definitions and providing the input threads independently from one another for subsequent processing. An apparatus for RFID tag processing includes an input thread module and a ware thread module. The input thread module selects input thread messages from tag information received by one or more input devices coupled to the input thread module. The ware thread module is coupled to the input thread module and receives the input thread messages for subsequent processing independently from one another.

BRIEF DESCRIPTION OF THE DRAWINGS

The present invention will hereinafter be described in conjunction with the following drawing figures, wherein like numerals denote like elements, and

FIG. 1 is a block diagram of a radio frequency identification (RFID) system in accordance with an embodiment of the present invention;

FIG. 2 is a block diagram of a processor of the RFID system of FIG. 1 in accordance with the embodiment of the present invention;

FIG. 3 is a block diagram of the customer module of the processor of FIG. 2 in accordance with the embodiment of the present invention;

FIG. 4 is a block diagram of the executive control module of the processor of FIG. 2 in accordance with the embodiment of the present invention;

FIG. 5 is a flow diagram of the operation of the input thread module of FIG. 2 in accordance with the embodiment of the present invention;

FIG. 6 is a flow diagram of the operation of the ware thread module of FIG. 2 in accordance with the embodiment of the present invention; and

FIG. 7 is a flow diagram of the operation of the output thread module of FIG. 2 in accordance with the embodiment of the present invention.

DETAILED DESCRIPTION OF THE INVENTION

The following detailed description of the invention is merely exemplary in nature and is not intended to limit the invention or the application and uses of the invention. Furthermore, there is no intention to be bound by any theory presented in the preceding background of the invention or the following detailed description of the invention.

Referring to FIG. 1, a block diagram of a radio frequency identification (RFID) system 100 in accordance with an embodiment of the present invention is depicted. The RFID system 100 includes input devices 110, a processor 130 and output devices 150. The input devices 110 may include RFID input devices such as a RFID tag reader 112 for reading RFID information from a RFID tag 120 coded in accordance with one or more tag coding schemes such as EAN/UCC, DOD, ASN. 1 or ANSI or a code reader 114 for reading information from a bar code 122. In addition, the input devices 110 includes data entry devices 116 for inputting data, such as operator control data and internet access devices 118 for inputting data from internet 125 coupled remote servers.

The output devices 150 may include one or more tag writing devices 152 for creating, for example, RFID tags 154, and internet access devices 156 for providing information as, for example XML files to the internet 125 for utilization at remote devices and database connections 158 for writing information to local databases 160 using any of a number of database writing schemes such as JDBC or ODBC.

Referring to FIG. 2, the processor 130 in accordance with the embodiment of the present invention includes an input thread module 210, a ware thread module 220 and an output thread module 230. Each of the thread modules 210, 220, 230 operates to handle a plurality of threads and process messages on the threads. The input thread module 210 is coupled to the input devices 110 and receives tag information and other inputted information therefrom as transactions on any of a plurality of input threads. The input thread module 210 selects an input thread message from the tag information and other inputted information and provides the input thread message to the ware thread module 220. The ware thread module processes the information from the input thread messages on any of a plurality of ware threads by generating ware thread messages from the input thread messages and processing the ware thread messages. The ware thread module 220 provides the processed ware thread messages to the output thread module which generates output thread messages therefrom and provides the output thread messages on any of a plurality of output threads to ones of the output devices 150 as indicated by the processed ware thread messages. Coupling of the modules and the threads thereof are configured in accordance with customer specifications and definitions, providing standard agnostic transaction processing which operates within a customer defined environment.

While the present invention is described in relation to the RFID system 100, and more particularly as embodied in the processor 130, the present invention is equally applicable to other systems which receive input information and provide output information in describable formats. In accordance with the present invention, any such system will move the information from the data capture component (such as the input thread module 210) to the data processing component (such as the ware thread module 220) in a format suitable to the data processing component as it is instantiated in a customer environment. Accordingly, the present invention accommodates the input of information in multiple standards and advantageously does not require the customer to modify his existing applications to take advantage of new technology, different input devices 110 or additional information not formatted in accordance with the proscribed standards. In addition, even if there is new information that is of value, the present invention provides a customer modifiable application which would allow capture of any such new information.

Referring to FIG. 3, this customer modifiable application is embodied in a customer module 310 of the processor 130 of FIG. 1. Prior to operation in accordance with the embodiment of the present information, customer specific data in a tag description file 320 is inputted to the customer module 310. A compiler 330 of the customer module 310 receives the customer specific data and compiles it into customer data structure definitions in a form usable by the processor 130 and stores the customer data structure definitions in a memory 340. During operation, as described below, the input thread module 210, the ware thread module 220 and the output thread module 230 access the compiled customer data structure definitions from the compiler 330. In accordance with the embodiment of the present invention, as RFID tags 120 and bar codes 122 include tag information in a plurality of fields, the customer data structure definitions provide specifications of the tag information and data or fields of data thereof to extract when the input thread module 210 selects input thread messages. The customer data structure definitions also provide specifications for how the ware thread module 220 processes the ware thread messages and where and how the output thread module 230 outputs the output thread messages. For example, the tag information, as discussed previously, could correspond to one or more tag coding schemes. The customer data structure definitions could provide specifications for extraction and use of information in the plurality of fields in accordance with any of the one or more tag coding schemes. In addition, the customer data structure definitions may provide specifications for multiple processing of the input thread messages on multiple ware threads as well as providing specifications for output of ware thread messages to one or more output devices 150 as output thread messages on one or more output threads. In accordance with the embodiment of the present invention, the tag description file 320 provides the specifications for the customer data structure definitions as a customer authored file in a highly configurable language.

An executive control module 410 in accordance with the embodiment of the present invention is depicted in the block diagram of FIG. 4. The executive control module 410 includes a number of sub-modules for overseeing the initialization and high level control of the operation of the processor 130. In accordance with the embodiment of the present invention, the executive control module 410 includes an initialization sub-module 420 which, upon start-up of the processor 130, activates a message creation sub-module 430 to create a free list message pool having a plurality of messages and storing the free list message pool in a memory 440.

The input thread module 210 accesses the free list message pool 440 and assigns unused ones of the plurality of messages as input thread messages when selecting input threads from the tag information or other inputted information received from the input devices 110. The ware thread module 220 and the output thread module 230 also process messages which originated from the free list message pool 440 via the input thread module 210. Thus, in accordance with the embodiment of the present invention, the size of the free list message pool 440 sets an upper limit for the number of messages that can be processed at any given instance. Therefore, by limiting the number of available messages that can be processed on the threads, certain types of scheduling problems are avoided while the threads are processed independent of one another. The number of available messages can be customer defined or defined by a default set in the executive control module 410.

As the executive control module 410 handles initialization and setup, the customer module 310 could be included within the executive control module 410 or, as described above, enabled separate therefrom.

Referring to FIG. 5, a flow diagram 500 of the operation of the input thread module 210 of FIG. 2 in accordance with the embodiment of the present invention begins by awaiting detection of inputted tag information or other inputted information 505. When inputted information is detected 505, processing next examines the free list message pool 440 (FIG. 4) to determine if there is a message available for an input thread message 510. When there is availability 510, the input thread module 210 constructs an input thread message from the tag information or other inputted information by selecting data (i.e., first data) from the tag information or other inputted information on an input thread in accordance with the customer data structure definitions 520. As described above, the customer data structure definitions may provide specifications for extraction and use of information in the plurality of fields in accordance with any of the one or more tag coding schemes.

Once the input thread messages are constructed in accordance with the customer data structure definitions 520, the input thread messages are provided 530 to the ware thread module 220 for subsequent processing. Processing then awaits detection of the next tag information or other inputted information 505. While operation is depicted in the flowchart of FIG. 5 as a serial operation, the input thread module 210 in accordance with the embodiment of the present invention detects inputs, assigns and constructs input thread messages, and provides the input thread messages to the ware thread module 220 independent of one another in a parallel manner of operation using any of known multitasking schemes. Thus, as inputted information is detected 505, messages are constructed 520 and input thread messages are provided 530 to the ware thread module 220 independently from one another. The only limitation on the multitasking, as described above, is the number of unassigned messages in the free list message pool 440.

Referring next to FIG. 6, a flow diagram 600 of the operation of the ware thread module 220 of FIG. 2 in accordance with the embodiment of the present invention begins by awaiting detection of a message from the input thread module 605. In response to detection of a message 605, a ware thread message is built corresponding to second data 620. The ware thread module 220 processes the ware thread message in accordance with the customer data structure definitions to build the message corresponding to the second data 620. The processing of the ware thread 620 could be data capture, database update, standard selection, data normalization, transaction creation or any of a number of data handling operations as specified by the customer data structure definitions. The second data, in the form of a processed ware thread message, is then provided 630 to the output thread module 230 by outputting the message according to output thread messages in accordance with the customer data structure definitions and processing awaits availability of the next input thread message 605. As with the input thread module 210, processing by the ware thread module 220 while depicted in this FIG. 6 as serial in nature, occurs in accordance with the embodiment of the present invention in a parallel fashion, and the ware thread messages are processed 620 independently from one another, only awaiting the detection of an input thread message 605 to initiate operation. In addition, multiple ware thread messages could be processed 620 to build the second data in accordance with the customer data structure definitions, the multiple ware threads provided 630 to the output thread module 230.

Referring to FIG. 7, a flow diagram 700 of the operation of the output thread module 230 of FIG. 2 in accordance with the embodiment of the present invention begins by awaiting the availability of a processed ware thread message 705 (i.e., second data). In response to detection of an available processed ware thread message 705, the output thread module 230 formats the message as an output thread message corresponding to the second data 720. The output thread message is then outputted in accordance with the output requirements of the customer data structure definitions 730 by providing the second data to one of the one or more output devices 150 for writing thereto in accordance with the customer data structure definitions. For example, at least portions of the second data could be written to one or more databases 160 in accordance with the output thread messages.

After providing 730 the output thread messages to the one or more output devices 150 for writing thereto, the output thread module 230 returns 740 the output thread message to the free list message pool 440 (FIG. 4) and awaits detection of the next processed ware thread message 705. As with the input thread module 210 and the ware thread module 220, processing by the output thread module 230 while depicted in this FIG. 7 as serial in nature, occurs in accordance with the embodiment of the present invention in a parallel fashion, and the output threads are provided 730 to the output devices 150 independently from one another, only awaiting the detection of a processed ware thread 705 to initiate operation. In addition, as with the ware thread module 220, multiple ware thread messages could be provided as multiple output thread messages 730 to multiple output devices 150 in accordance with the customer data structure definitions, or second data from one or more ware thread messages could be provided 730 to one or more output devices 150 in accordance with the customer data structure definitions.

Thus, as can be realized by those skilled in the art, the number of threads in operation at any time in any or all of three modules at any one time is limited by the number of messages in the free list message pool 440. In addition, the input thread module 210 is the only processing which can initiate operation in response to an outside input (i.e., detection of inputted information 505). The ware thread module 220 and the output thread module 230 initiate operation upon the detection of available processed input thread messages and ware thread messages, respectively.

By limiting the number of available messages and controlling the operation of downstream modules (e.g., the ware thread module 220 and the output thread module 230), certain types of scheduling problems are avoided while the threads are processed independent of one another. Therefore, the input thread module 210, the ware thread module 220 and the output thread module 230 may each process the input thread messages, ware thread messages and output thread messages at different speeds and for different time intervals, performing their respective processing independent of one another.

Thus it can be seen that a method and apparatus for accepting and processing multiple forms of standardized data, such as RFID tag data, has been provided which advantageously processes the information regardless of the format thereof and with independent modular processing allows for information to be processed in parallel at differing speeds in a customer-defined environment. The apparatus is standards agnostic middleware which handles transactions in response to customer provided descriptions, the transactions broken into messages handled on one or more input threads, ware threads and output threads.

While at least one exemplary embodiment has been presented in the foregoing detailed description of the invention, it should be appreciated that a vast number of variations exist. For example, while RFID tags have been primarily shown as the exemplary inputted information, the method and apparatus of the present invention is also applicable to other technologies and data. It should also be appreciated that the exemplary embodiment or exemplary embodiments are only examples, and are not intended to limit the scope, applicability, or configuration of the invention in any way. Rather, the foregoing detailed description will provide those skilled in the art with a convenient road map for implementing an exemplary embodiment of the invention, it being understood that various changes may be made in the function and arrangement of elements described in an exemplary embodiment without departing from the scope of the invention as set forth in the appended claims.

* * * * *

Imerjn Announces Specs for Its Android Tablet

LAS VEGAS, Dec. 23, 2013 (GLOBE NEWSWIRE) -- Xumanii (DBA Imerjn) (OTCQB:XUII) announced the specs for its new Imerjn branded tablet computer. The Company will offer a 10 inch and 7 inch tablet computer. The Tablet will run the Google Android operating system and is expected to be ready for sale in January 2014.

The 10 and 7 inch tablets, named Imerjn 10 and Imerjn 7, will include a combination of features and pricing that will enable Imerjn to effectively compete with the major tablet brands including the Google Nexus and Apple iPad Air. The features include a 1.5 GHz quad core processor. This is the same as the Google Nexus (1.5 GHz) and a little higher than the iPad Air (1.4 GHz). The Imerjn tablets have a USB port, extendable memory and Bluetooth. The iPad Air does not offer any of these features. The Imerjn tablets will have a 10 hour battery life (the same as the Google Nexus and iPad Air and better than the Microsoft Surface) and includes HD video recording (not provided by the Google Nexus). The 16GB Imerjn 10 will sell for approximately $300 which is much lower than $499 for the 16GB iPad Air and less than $399 for the 16GB Google Nexus 10. The 16GB Imerjn 7 will sell for approximately $200 which is less than $299 for the 16GB iPad mini and less than $230 for the 16GB Google Nexus 7.

Imerjn CEO, Adam Radly, said, "We are very excited about being able to offer a tablet that will offer features and a price that compares very well with our main competitors."

According to research from IDC, shipments of tablets will exceed all PCs in the fourth quarter of 2013 and, by 2015, annual shipments of tablets are projected to be higher than those of all PCs (calculated on a unit basis). IDC projects that 227 million tablets will be shipped in 2013, compared to 134 million desktop PCs and 180 million laptops. By all measures, tablet sales are exploding. The projected total growth rate for tablets over the next four years is expected to be 79 percent. This is even higher than the projected growth rate for smart phones which is expected to be 71 percent over the same period of time.

Imerjn CEO, Adam Radly, said, "We will also be offering many pre loaded apps on the tablets and they will include some proprietary Imerjn apps.

Imerjn Offers Cloud Storage as it Enters the Tablet Game

By Denise Sullivan, 2014/01/20

With a recent entry into the tablet world, Imerjn has announced they are also joining the cloud. Now Imerjn tablet users can easily backup or share their data with a simple app.

“We will be developing several proprietary apps that will preload onto our tablet computers in addition to partnering with providers of third party apps. File sharing is a fundamental app that will likely be used by almost all of our users in conjunction with all other Imerjn products and apps,” said Adam Radly, CEO of Imerjn.

Imerjn Featuresimage credit: Imerjn

2/24/2014 imerjn.com

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Imerjn
Profit & Loss
October 1, 2013 - February 24, 2014

Total
Income
5700 Sales	$80
Total Income	$80
Cost of Goods Sold
Supplies & Materials - COGS	$22,999
Total Cost of Goods Sold	$22,999
Gross Profit	$(22,919)
Expenses
7301 Bank Service Charges	$932
7302 Consulting Fees	$55,000
7303 Legal Fees	$94,916
7304 Accounting Fees	$28,000
7306 Office Expenses	$1,590
7307 Telephone Expense	$20
7308 Travel Expense	$1,070
7308.01 Lodging	$1,491
7308.02 Airfare	$3,860
Total 7308 Travel Expense	$6,420
7310 Transfer Agent	$5,960
7313 Payroll Expenses	$60,929
7316 Professional Fees	$63,202
7317 Investor Relations Service	$17,925
7324 Shipping Fees	$22
7401 Advertising and Promotion	$4,380
7406 Meals and Entertainment	$191
7407 Rent Expense	$45
7416 Press Release	$3,340
7516 Interest Charge	$34,245
Broker Fees	$84,749
Developers	$31,300
Interest-OID	$190,820
Merchant Account Fees	$272
Stock issuance costs	$404,492
Website Expenses	$47

Total Expenses	$1,088,795

Net Operating Income	$(1,111,715)
Other Income
Interest Income	$117
Total Other Income	$117
Net Other Income	$117

Net Income	$(1,111,598)